SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9

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SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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BAYCORP HOLDINGS, LTD.
(Name of Subject Company)

BAYCORP HOLDINGS, LTD.
(Name of Person(s) Filing Statement)

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Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

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072728108
(CUSIP Number of Class of Securities)

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BayCorp Holdings, Ltd.
One New Hampshire Avenue, Suite 125
Portsmouth, New Hampshire 03801
Telephone No: (603) 766-4990
Facsimile No: (603) 766-4991
Attention: Frank W. Getman Jr., President

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

Richard A. Samuels
McLane, Graf, Raulerson & Middleton, Professional Association
900 Elm Street, P.O. Box 326
Manchester, NH 03105-0326

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.